

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 1, 2017

<u>Via E-mail</u>
John Ruckdaschel, Esq.
Santander Consumer USA Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

> **Re: Santander Drive Auto Receivables LLC**
> **Post-Effective Amendment No.1 to Form SF-3**
> **Filed February 2, 2017**
> **File No. 333-206684**

Dear Mr. Ruckdaschel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is, please tell us why in your response. appropriate

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Credit Risk Retention, page 47</u>

1. We note your language in brackets stating that the "interest rates are estimated based on recent pricing of asset-backed notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk given the collateral and credit enhancement for privately-placed asset-backed notes secured by sub-prime motor vehicle receivables in similar transactions." It is not clear what the interest rate estimates are based on. Please clarify the statement. For example, it is not clear how the collateral and credit enhancement for privately placed-asset-backed notes secured by sub-prime motor vehicle receivables in similar transactions are taken into account. It is also not clear why you are referring to privately-placed asset-backed notes.

2. We note your statement that the discount rate was derived using qualitative factors which take into account the equity-like component for the first-loss exposure due to the lack of an actively traded market in asset-backed certificates. Please tell us what qualitative factors you are referring to. We may have further comment.

3. We note your statement that a differing opinion regarding the appropriate input and assumptions could materially change the determination of the fair value of the certificates. This statement appears to be an inappropriate disclaimer for the disclosure. Please remove.

Underwriting, page 56

4. We note that the disclosure refers to "receivables originated by SC" and that "the description does not include any information about the origination and underwriting procedures used by any unaffiliated third-party originators from which SC acquired any receivables transferred to the issuing entity." Please revise to indicate you will include material disclosure of the underwriting criteria for third party unaffiliated originators.

Exceptions to Underwriting Criteria, page 66

5. You disclose that SC has determined loans should be included in the pool despite lack of available underwriting data or having been originated an exception to the credit policies because SC's practice is to securitize "substantially all eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the issuing entity." Please revise to include a description of what factors are considered when making the decisions that exception loans should be included in the pool.

Asset-Level Information, page 68

6. We note that you file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

    •   That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.
    •   That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
    •   That each data point included in Form ABS-EE will conform to definition of each item requirement.
    •   That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Delinquencies, Repossessions and Credit Losses, page 76

7. We note your disclosure about the different delinquency methodologies for the assets originated in different channels. We also note that the delinquency information about the underlying pools in the registration statement does not appear to contemplate showing delinquency information separately for each of the various channels to which a different methodology is used. Please tell us why you believe showing delinquency information for each origination channel would not be material to an understanding of the underlying pool. Item 1111 of Regulation AB requires that statistical information for each group or range be presented by material variables.

Delinquency Trigger, page 100

8. We note that your delinquency trigger was calculated by using "certain prior securitized pools." Please revise your registration statement to clarify what you mean by this language.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Eric Envall at (202) 551-3234, or me at (202) 551-3850 if you have any questions.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief
                                        Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP